FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release dated April 24, 2006

2.

News Release dated April 26, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: July 7, 2006

By:

“David H. Brett”

David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Cusac Welcomes Veteran Geoscientist Garth D. Kirkham to Board of Directors

For Immediate Release.  Vancouver, BC, April 24, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), is pleased to report that Garth D. Kirkham, B.Sc., P.Geoph., P.Geo. has joined the Company’s board of directors.  A 25-year veteran of the mining industry, Mr. Kirkham is the principal of Kirkham Geosystems that specializes in 3D computer modeling and resource/reserve estimations at the preliminary assessment, pre-feasibility and feasibility study stages of mining projects.  Mr. Kirkham is this year’ recipient of the Barlow Memorial Medal by the Canadian Institute of Mining for his outstanding economic geology paper focusing on the 3D computer technology in mineral exploration and development.

Mr. Kirkham obtained a Bachelor's degree in Science from the University of Alberta in 1983, with majors in Geophysics, Geology and Mathematics. He became a Professional Geophysicist with the Association of Professional Geologists, Geophysicists and Engineers of Alberta (APEGGA) in 1987, the Northwest Territories and Nunavut Association of Professional Engineers, Geologist and Geophysicists (NAPEGG) and a Professional Geoscientist with the Association of Engineers and Geoscientists of BC (APEGBC) in 2005.

Mr. Kirkham brings wealth of experience to Cusac through projects such as the Newmont Lake/McLymont Creek Cu-Au porphyry, Morrison Cu-Au Project, Craigmont Mine, Yellowknife Gold Project, Con and Giant Mines, the Eskay Creek Mine, Gordon Lake Project, the Cantung Mine and Mactung Project along with extensive international experience.

Mr. Kirkham is also a member of the board of directors for Romios Gold Corp. and a member of the advisory board for North American Tungsten. In addition, Mr. Kirkham is on the Executive of the Geologic Association of Canada, Mineral Deposits Division.

“Cusac is indeed fortunate to have such a well respected geoscientist such as Mr. Kirkham join our team,” said Cusac CEO David H. Brett.  “Garth’s tremendous interest and practical expertise in the use of information technology in exploration and mining compliments tremendously Cusac’s current strategy to use it’s vast digital database at Table Mountain to drive gold resource expansion and new discoveries.”

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Mining and Financial Executive Michael Smyth Joins Cusac Advisory Board

For Immediate Release.  Vancouver, BC, April 26, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), is pleased to report that mining and financial executive and Michael Smyth of Toronto, Ontario has agreed to join the Company’s Advisory Board as its inaugural member.  Formerly CEO of Geoinformatics Exploration Inc., a mineral exploration and consultancy firm focused on using information technology to aid mineral discovery, Mr. Smyth brings to the Company of wealth of experience in the mining and financial industry.   Mr. Smyth’s previous positions include Vice President and Treasurer, Lac Minerals Ltd., CFO, Bactech Mining Corp., Senior Manager, KPMG, VP Finance and Treasury, Bell Canada, as well as various senior positions with major Canadian Banks and technology companies.  The Company’s Advisory Board will function as a multi disciplinary panel of experts able to provide strategic advice to the Company’s Board of Directors.

“Mike Smyth brings to Cusac an extensive financial background combined with experience in the mining industry,” said Cusac CEO David Brett. “Mike’s insight and enthusiasm will be a tremendous benefit to the Board and I look forward to working with him as Cusac grows its gold business.”

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.